Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

Talking Points on the share-for-share exchange

•	UBS has already announced a series of measures in response to global Too Big To Fail requirements.

•	In May, UBS announced that it intended to create a group holding company, UBS Group AG, through a share-for-share exchange offer. As announced at the end of September, UBS Group AG has launched the offer of one UBS Group AG share in exchange for one UBS AG share.

•	Following completion of the exchange offer and the squeeze-out, UBS Group expects to propose a supplementary capital return of at least CHF 0.25 per share to shareholders of the new group holding company.

•	The UBS Group AG shares will grant holders the same voting and economic rights as for UBS shares.

•	Based on a preliminary count, a total of 86.55% of UBS shares have been validly tendered into UBS Group AG’s share-for-share exchange offer.

•	We are very pleased with these preliminary results which demonstrate a strong endorsement and significant momentum.

•	This result is even more positive considering that UBS has been required to restrict its share-for-share offer to institutional shareholders in a number of jurisdictions.

•	UBS received slightly stronger support from its shareholders than other companies in similar transactions (e.g. Swiss Re received 86.3% tendered shares in its Initial Acceptance Period).

•	We have decided to reduce the minimum acceptance condition from 90% to 66.67% and in accordance with applicable requirements to extend the initial acceptance period of the share-for-share exchange offer to 20 November 2014.

•	With its new legal structure, UBS intends to substantially improve the resolvability of the group in response to regulatory requirements affecting the entire industry.

•	The changes to our legal structure will not affect our strategy, the way we run our business and how we serve our clients.

•	As previously announced, UBS also intends to establish a banking subsidiary in Switzerland in mid-2015. The scope of this future subsidiary’s business will include the Retail & Corporate business division and the Swiss-booked business of our Wealth Management business division.

•	In the UK, in May 2014 UBS Limited implemented a modified business operating model under which UBS Limited bears and retains a larger proportion of the risk and reward in its business activities.

•	In the US, UBS will comply with new rules for foreign banks under the Dodd-Frank Wall Street Reform and Consumer Protection Act that will require an intermediate holding company to own all of its operations other than US branches of UBS AG by 1 July 2016. As a result, UBS will designate an intermediate holding company to hold all US subsidiaries of UBS.